UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

XM Satellite Radio Holdings Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

983759-10-1

(CUSIP Number)

John D. Hardy, Jr., Esq.

O’Melveny & Myers LLP

400 South Hope Street

Los Angeles, California 90071

(213) 430-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2006

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 983759-10-1	Schedule 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

American Honda Motor Co., Inc. (“American Honda”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d) ☐ Item 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

30,854,747
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

30,854,747
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,854,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7% (1)
14	TYPE OF REPORTING PERSON

CO

1.	Calculated based on total outstanding shares of 288,827,848.

CUSIP NO. 983759-10-1	Schedule 13D	Page 3 of 8 Pages

This Amendment No. 10 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Class A Common Stock of the Issuer filed by American Honda with the Securities and Exchange Commission on August 22, 2000, as amended prior hereto (as so amended, the “Initial Schedule 13D”). Capitalized terms used in this Amendment No. 10 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

This Amendment No. 10 is being made to reflect that, as of September 22, 2006, American Honda entered into certain agreements with respect to securities of the Issuer. Except as otherwise set forth herein, this Amendment No. 10 does not modify any of the information previously reported by American Honda in the Initial Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

Set forth below are descriptions of certain material provisions of agreements American Honda has entered into with respect to securities of the Issuer. These summary descriptions are qualified in their entirety by reference to the full text of the agreements, which are incorporated herein by reference and are filed as exhibits hereto.

Note Purchase Agreement

American Honda and certain other investors entered into a Note Purchase Agreement dated December 21, 2002 with the Issuer and XM Satellite Radio Inc. (“XM” and together with the Issuer, the “Obligors”) pursuant to which the investors purchased $210 million aggregate initial value of the 10% Convertible Notes of the Obligors. The holders may opt to convert the accreted value of their 10% Convertible Notes, in whole or in part, at any time or from time to time, into Class A Common Stock at $3.18 per share of Class A Common Stock. However, no holder may opt to convert its notes without obtaining any required prior approval of the Federal Communications Commission.

The Obligors may opt to convert all, but not less than all, of the 10% Convertible Notes into shares of Class A Common Stock at the conversion price at any time on or after January 28, 2007 if (i) shares of Class A Common Stock have traded at a price in excess of 200% of the conversion price then in effect for 30 trading days, (ii) the Issuer achieves break-even in earnings before interest, taxes, depreciation and amortization for the preceding quarter, (iii) following conversion, the aggregate indebtedness of the Issuer and its subsidiaries is less than $250 million and (iv) no shares of Series C Preferred Stock remain outstanding.

In the case of a merger, sale of all assets or recapitalization of the Class A Common Stock, holders of the 10% Convertible Notes will have the right to exchange their notes for the kind and proportionate amount of shares and other securities and property or cash receivable by holders of the Class A Common Stock in connection with the event.

Under the Note Purchase Agreement, American Honda and each other investor agreed that, so long as the investor owned at least $10 million in principal amount at maturity of

CUSIP NO. 983759-10-1	Schedule 13D	Page 4 of 8 Pages

the 10% Convertible Notes, it would not sell, contract to sell, grant any option to purchase, or make any short sale of Class A Common Stock, establish a “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act), or engage in any transaction the result of which would involve any of the foregoing, at a time when the investor has no equivalent offsetting long position in Class A Common Stock or preferred stock or indebtedness convertible into Class A Common Stock.

The parties amended the Note Purchase Agreement on January 16, 2003 to provide for additional investors. On June 16, 2003, the parties entered into an Amended and Restated Note Purchase Agreement, which removed certain restrictive covenants and required instead that XM comply with certain other restrictive covenants contained in the Indenture dated as of January 28, 2003 between XM, each of the guarantors named therein and The Bank of New York, as trustee, for the benefit of the holders of XM’s 14% Senior Secured Discount Notes due 2009.

Noteholders Agreement

American Honda entered into a Third Amended and Restated Shareholders and Noteholders Agreement dated June 16, 2003 among the Issuer and certain shareholders and noteholders (the “Noteholders Agreement”). The Noteholders Agreement provides for observation rights for American Honda (as well as for certain other investors) on the Issuer’s board, in the event that American Honda does not already have a director on the board. This observation right is conditioned on American Honda retaining at least 25% of its investment in the Issuer as of January 28, 2003. The Noteholders Agreement also provides for approval rights for the holders of the 10% Convertible Notes for certain fundamental actions of the Issuer and its subsidiaries, including, among other things, charter amendments, stock issuances, debt incurrences, asset sales, dissolution and affiliate transactions. We have been advised by the Issuer that, under the terms of the Noteholders Agreement, the foregoing restriction is no longer applicable. The Noteholders Agreement grants a right of first offer for certain parties, including American Honda, if the Issuer engages in a private sale of its capital stock in an amount of $25 million or more, to the extent necessary to maintain their pro rata fully-diluted ownership percentage.

The Noteholders Agreement imposes certain financial and operational restrictions on the Issuer, including prohibitions on: restricted payments, dividend and other payment restrictions affecting material subsidiaries, incurrence of indebtedness and issuance of preferred stock, asset sales, affiliate transactions, liens, sale and leaseback transactions, issuances and sales of equity in material subsidiaries, and mergers. We have been advised by the Issuer that, under the terms of the Noteholders Agreement, the foregoing restrictions are no longer applicable. The agreement also requires that, upon the occurrence of a change of control, the Obligors make an offer to the holders of the 10% Convertible Notes to repurchase all or any part of the notes at a purchase price of 101% of their accreted value, plus accrued and unpaid interest.

Registration Rights Agreement

American Honda entered into a Second Amended and Restated Registration Rights Agreement dated January 28, 2003 among the Issuer and certain shareholders and noteholders (the “Registration Rights Agreement”). The agreement provides for the following demand registrations for shares of Class A Common Stock, in each case provided that the request is made for at least $10 million of registerable shares:

a.	two (2) demand registrations, exercisable by holders of the Series C Preferred Stock claiming 20% of the Class A Common Stock issuable upon conversion of the entire aggregate outstanding principal amount of Series C Preferred Stock;

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b.	two (2) demand registrations, exercisable by holders of the 10% Convertible Notes claiming 25% of the Class A Common Stock issuable upon conversion of the entire aggregate outstanding principal amount of the notes; and

c.	one (1) demand registration within 90 days of a change of control, exercisable by holders of the Series C Preferred Stock claiming 20% of the Class A Common Stock issuable upon conversion of the entire aggregate outstanding principal amount of Series C Preferred Stock.

Parties to the agreement holding $10 million worth of shares of Class A Common Stock on an as-converted basis may also request up to five shelf registrations, only two of which may be underwritten without the Issuer’s consent. The agreement further provided for the Issuer to file a single shelf registration for shares of Class A Common Stock issuable upon conversion of the 10% Convertible Notes. The Issuer filed this shelf registration on Form S-3 on February 4, 2003.

Finally, the Registration Rights Agreement provides unlimited incidental registration rights for all parties, other than in the case of certain high yield debt offerings and in other limited circumstances. On July 3, 2003, the Issuer filed another shelf registration statement on Form S-3 for a secondary offering of Class A Common Stock, pursuant to contractual rights held by General Motors and certain other investors. American Honda joined this registration pursuant to its incidental registration rights, including all shares of Class A Common Stock issuable to it upon conversion of its Series C Preferred Stock.

Director Designation Agreement

American Honda and the Reporting Persons entered into an Amended and Restated Director Designation Agreement dated February 1, 2003 with the Issuer, as amended on September 9, 2003 and March 7, 2005, pursuant to which the number of directors of the Issuer was set at seven and (i) the Issuer granted American Honda a designee to the board for such time as American Honda retains at least 50% of its investment in the Issuer as of the date of the agreement, (ii) subject to certain limitations, the Issuer granted Clear Channel a designee to the board and (iii) the Issuer granted American Honda and the Reporting Persons approval rights with respect to two independent directors. Two other directors must be the President and the Chairman of the Issuer.

If elected to the board, the American Honda designee will be on any executive committee. Each party to the agreement agreed to vote its shares in favor of the other parties’ designees. The agreement terminates as to certain parties if the combined voting power of the parties exceeds 50%. The parties with the smallest number of shares as of the date of the original agreement are dropped from the agreement first, until the voting power of the remaining parties

CUSIP NO. 983759-10-1	Schedule 13D	Page 6 of 8 Pages

falls to 50% or less. Pursuant to this agreement, Thomas G. Elliott, the Executive Vice President, Automobile Operations of American Honda, joined the Issuer’s board of directors on January 28, 2003.

Forward Sale Agreement

and Pledge Agreement

American Honda entered into a forward sale agreement (the “Forward Sale Agreement”) dated May 9, 2005 with Bank of America, N.A. (“Bank of America”) relating to $33,249,084 in principal amount as of December 31, 2005 and through maturity of the 10% Convertible Notes (the “Hedged Notes”). The Hedged Notes are convertible into 10,455,687 shares of the Issuer’s Class A Common Stock, subject to adjustment. Upon settlement, American Honda will deliver the Hedged Notes to Bank of America against cash payment therefor at a price equal to the conversion value thereof at the time of settlement, provided that such price may not be lower than $27.00 nor higher than $29.97, all as subject to adjustment as set forth in the Forward Sale Agreement. American Honda may elect to retain ownership of the Hedged Notes and settle amounts owing under the Forward Sale Agreement in cash. The Forward Sale Agreement is subject to early settlement and termination under some circumstances.

Pursuant to a related Pledge Agreement dated May 9, 2005 between American Honda and Bank of America, American Honda has delivered and pledged the Hedged Notes to Bank of America as security for its obligations under the Forward Sale Agreement.

Conversion Agreement

American Honda entered into a conversion agreement (the “Conversion Agreement”) dated September 22, 2006, with the Obligors pursuant to which American Honda has agreed to convert, effective on or before October 23, 2006, into shares of the Class A Common Stock the following securities held by American Honda: (i) 50,000 shares of the Series C Preferred Stock and (ii) $33,249,084 aggregate principal amount at September 22, 2006, of the 10% Convertible Notes. In consideration of the agreement of American Honda to so convert such 10% Convertible Notes and Series C Preferred Stock, the Issuer has agreed, concurrently with the closing of the conversion, to issue to, and cause to be registered in the name of, American Honda, a premium consisting of 1,221,247 shares of the Class A Common Stock. The total number of shares of Class A Common Stock issued in the conversion will be 20,399,060.

* * * * *

Other than the foregoing agreements and others described in filings made with the SEC by the Reporting Persons, there are no contracts, arrangements, understandings or relationships among American Honda, Honda Motor, or, to their best knowledge, any of the Reporting Persons, or any of their respective executive officers or directors, or between such persons and any person, with respect to any securities of the Issuer.

CUSIP NO. 983759-10-1	Schedule 13D	Page 7 of 8 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following:

Exhibit 99.30	Conversion Agreement dated September 22, 2006, by and among American Honda Motor Co., Inc., XM Satellite Radio Holdings Inc., and XM Satellite Radio, Inc.

CUSIP NO. 983759-10-1	Schedule 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2006

AMERICAN HONDA MOTOR CO., INC.

By:	/s/ KOHEI TAKEUCHI
Kohei Takeuchi Vice President Finance

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.30	Conversion Agreement dated September 22, 2006, by and among American Honda Motor Co., Inc., XM Satellite Radio Holdings Inc., and XM Satellite Radio, Inc.